SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 21, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Basel II Pillar 3 report that appears immediately following this page.

Basel II Pillar 3

1H09

Contents

Contents

1	Corporate calendar and information sources

2	Introduction

5	Capital

6	Capital adequacy

6	Capital components

7	Segmentation of risk-weighted assets

9	Risk exposures

10	Credit risk
10	Credit risk exposures and risk-weighted assets
11	Regulatory gross credit exposure
13	Derivation of regulatory net credit exposure
14	Advanced IRB approach
15	Standardized approach
16	Impairment, default and credit loss
17	Other credit risk tables

19	Equity exposures outside trading book
19	Equity exposures for banking book positions

20	Market risk
20	Value at Risk
21	Backtesting

22	Operational risk

23	Securitization
23	Securitization activity
23	Total outstanding exposures securitized – synthetic securitizations
23	Amount of impaired / past due assets securitized – synthetic securitizations
24	Losses recognized on originated transactions
24	Securitization exposures retained or purchased
24	Capital charge for securitization exposures retained or purchased

Corporate calendar and information sources

Corporate calendar and information sources

Corporate calendar

Publication of third quarter 2009 results	Tuesday, 3 November 2009

Publication of fourth quarter 2009 results	Tuesday, 9 February 2010

Annual general meeting	Wednesday, 14 April 2010

Publication of first quarter 2010 results	Tuesday, 4 May 2010

Contacts

Switchboards

Zurich	+41 44 234 1111	London	+44 20 7568 0000

New York	+1 212 821 3000	Hong Kong	+852 2971 8888

Investor Relations

UBS AG, Investor Relations	Zurich	+41 44 234 4100

P.O. Box, CH-8098 Zurich, Switzerland	New York	+1 212 882 5734

sh-investorrelations@ubs.com www.ubs.com/investors	Fax (Zurich)	+41 44 234 3415

Media Relations

Zurich	+41 44 234 8500	mediarelations@ubs.com

London	+44 20 7567 4714	ubs-media-relations@ubs.com

New York	+1 212 821 3000	mediarelations-ny@ubs.com

Hong Kong	+852 2971 8888	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS AG, Shareholder Services	Hotline	+41 44 235 6202

P.O. Box, CH-8098 Zurich, Switzerland	Fax (Zurich)	+41 44 235 3154
sh-shareholder-services@ubs.com

US Transfer Agent

BNY Mellon Shareowner Services	Calls from the US: +866 541 9689

480 Washington Boulevard	Calls outside the US: +1 201 680 6578

Jersey City, NJ 07310, USA	Fax +1 201 680 4675
sh-relations@melloninvestor.com
www.melloninvestor.com

Reporting publications

Annual publications: Annual report (SAP no. 80531; German and English). Includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management at UBS; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). The booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 82307; English and German). Compensation of senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). The letter provides a quarterly update from UBS’s executive management on the firm’s strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of UBS’s strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the reporting section. Printed copies can be ordered from the investor services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalert website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state preferences for the theme of the alerts received.

Introduction

Introduction

This report is an update as of 30 June 2009 of UBS’s Basel II Pillar 3 quantitative disclosures published in UBS’s restated 2008 annual report.

Basel II capital adequacy framework

UBS operates under the Basel II capital adequacy framework. This framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. The aim of Basel II Pillar 3 is to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.

Basis of UBS’s Pillar 3 disclosures as of 30 June 2009

The Swiss Financial Market Supervisory Authority (FINMA) requires UBS to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually. This report presents UBS’s Basel II Pillar 3 disclosures as of 30 June 2009 and consists of quantitative disclosures with explanatory text where needed.

This report should be read in conjunction with UBS’s second quarter 2009 financial report published on 4 August 2009. In particular, some of the information shown in this report has been disclosed in UBS’s second quarter 2009 finan-
cial report, where further explanations on the information can be found. Qualitative disclosures that provide a general summary of the firm’s risk management objectives and policies, reporting system and definitions were previously published in the “Risk and Treasury Management” section of UBS’s restated 2008 annual report and will be published annually. As of 30 June 2009, there are no significant changes to the qualitative Basel II Pillar 3 information published in UBS’s restated 2008 annual report, except the changes to the methodology for designation of a reclassified security as an “impaired loan”, as described in the “Credit risk” section in this report.
UBS’s Basel II Pillar 3 disclosures are based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks. As noted in this report, in certain cases, however, UBS’s Pillar 3 disclosures may differ from the way UBS assesses and manages the risks of the bank and how these are disclosed in UBS’s quarterly and annual reports.
The naming conventions for the “Exposure segments” used in the following tables are based on the Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. “Sovereigns” under the BIS naming convention equate to “Central governments and central banks” as used under the Swiss and EU regulations. Similarly, “Banks” equate to “Institutions” and “Residential mortgages” equate to “Claims secured on residential real estate”.

Capital requirements under Basel II

Measures of risk exposure
Measures of risk exposure may differ depending on the purpose for which exposures are calculated: financial accounting under International Financial Reporting Standards (IFRS), determination of regulatory capital or UBS’s internal management. UBS’s Basel II Pillar 3 disclosures are based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks. The table below provides a more detailed summary of the approaches used by UBS for the main risk categories for the determination of regulatory capital.

Category	UBS approach
Credit risk	Under the Advanced Internal Ratings Based (Advanced IRB) approach applied by UBS for the majority of its businesses, credit risk weights are determined by reference to internal counterparty ratings and loss-given default estimates. UBS uses internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of its credit portfolio, UBS applies the Standardized approach, based on external ratings.
Non-counterparty related risk	Non-counterparty related assets such as UBS premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel II framework.
Equity exposures outside trading book	Simple risk weight method under the IRB approach.
Market risk	Regulatory capital requirement is derived from UBS’s Value at Risk (VaR) model, which is approved by FINMA.
Operational risk	UBS has developed a model to quantify operational risk, which meets the regulatory capital standard under the Basel II Advanced Measurement Approach (AMA) and is approved by FINMA.
Securitization exposures	Securitization exposures in the banking book are assessed using the Ratings Based approach under the IRB, applying risk weights based on external ratings.

Capital

Capital

Capital adequacy

Although UBS determines published risk-weighted assets (RWA) according to the Basel II Capital Accord (BIS guidelines), the calculation of UBS’s regulatory capital requirement is based on the regulations of FINMA, which result in higher RWA. Eligible capital is the same under BIS guidelines and FINMA regulations. This table provides an overview of UBS’s capital adequacy.

CHF million, except where indicated	30.6.09	31.12.08

BIS tier 1 capital	32,640	33,154

of which: hybrid tier 1 capital	7,540	7,393

BIS total capital	43,871	45,367

BIS tier 1 capital ratio (%)	13.2	11.0

BIS total capital ratio (%)	17.7	15.0

BIS risk-weighted assets	247,976	302,273

Capital components

In order to determine eligible BIS tier 1 and total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by IFRS and shown on UBS’s balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations. This table provides an overview of the components of UBS’s BIS tier 1 capital.

CHF million	30.6.09	31.12.08

Core capital prior to deductions	47,514	48,758

of which: paid-in share capital	323	293

of which: share premium, retained earnings, currency translation differences and other elements	39,651	41,072

of which: non-innovative capital instruments	1,843	1,810

of which: innovative capital instruments	5,697	5,583

Less: treasury shares / deduction for own shares [1,2]	(1,179)	(1,488)

Less: goodwill & intangible assets	(12,365)	(12,950)

Less: other deduction items[3]	(1,329)	(1,167)

BIS tier 1 capital	32,640	33,154

Upper tier 2 capital	881	1,090

Lower tier 2 capital	11,679	12,290

Less: other deduction items[3]	(1,329)	(1,167)

BIS total capital	43,871	45,367

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations arising out of employee stock options granted prior to August 2006. 2 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Financial Market Supervisory Authority (FINMA). 3 Positions to be deducted 50% from BIS tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less general provisions (if positive) for the Advanced Internal Ratings Based (Advanced IRB) approach; expected loss for equities (simple risk weight method); and first loss positions from securitization exposures.

Segmentation of risk-weighted assets

This table provides an overview of the risk-weighted assets (RWA) by risk type. Refer to the “Risk exposures” section of this report for more information on RWA for the main risk categories.

	30.6.09						31.12.08
CHF million	Advanced		Standardized		Total		Total

BIS risk-weighted assets (RWA)

Credit risk	114,681	[1]	36,010	[2]	150,691		208,459

Sovereigns	5,210		731		5,941		10,196

Banks	20,672		1,922		22,595		28,209

Corporates	72,411		30,006		102,417		148,062

Residential mortgages	12,603		1,054		13,658		14,650

Other retail	3,785		2,296		6,081		7,342

Non-counterparty related risk			7,622		7,622		7,411

Settlement risk[3]	56		90		146		256

Equity exposures outside trading book	6,465	[4]			6,465		7,646

Market risk	22,034	[5]	292	[6]	22,327		27,614

Operational risk	45,989	[7]			45,989		44,685

Securitization exposures	14,736				14,736		6,202

Total BIS risk-weighted assets	203,962		44,013		247,976		302,273

Additional risk-weighted assets according to FINMA regulations[8]					29,883		32,620

Total FINMA risk-weighted assets					277,859	[9]	334,893

1 Advanced Internal Ratings Based (Advanced IRB) approach. 2 BIS-defined Standardized approach. 3 Includes failed trades from non-delivery-versus-payment (non-DVP) transactions. 4 Simple risk weight method. Includes RWA of CHF 231 million for private equity exposures, CHF 1,182 million for exchange traded exposures and CHF 5,053 million for other equity exposures. 5 Value-at-Risk approach. 6 Reflects capital requirements for commodity risk. 7 Advanced Measurement Approach (AMA). 8 Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a FINMA surcharge of 200% for RWA of non-counterparty related assets, and additional FINMA capital requirements for market risk. 9 As of 30 June 2009, the FINMA tier 1 ratio amounts to 11.7% and the FINMA total capital ratio to 15.8%. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2009 Basel II capital requirements have to amount to at least 80% of Basel I capital requirements, FINMA RWA would increase by CHF 16.4 billion, resulting in a FINMA tier 1 ratio of 11.1% and a FINMA total capital ratio of 14.9%.

Risk exposures

Risk exposures
Credit risk

Credit risk

UBS’s Basel II Pillar 3 disclosure presents the details on the parameters and input data used in its regulatory capital calculation. Although the parameters applied under the Advanced Internal Ratings Based (Advanced IRB) approach are generally determined using the same methodologies, data and systems as UBS uses for internal risk quantification, there are nevertheless several differences due to regulatory floors, multipliers, eligibility criteria and exposure definitions that cause the figures presented in this section to deviate from the information disclosed within the “Risk management and control” section of UBS’s restated 2008 annual report and UBS’s second quarter 2009 financial report. The regulatory gross credit risk exposure also differs from that required to be reported under IFRS.

Credit risk exposures and risk-weighted assets

This table provides an overview of UBS’s risk-weighted assets attributable to regulatory gross credit exposure.

				Average regulatory	Risk-weighted
	Exposure			risk-weighting[2]	assets
		Less: regulatory
	Regulatory gross	credit risk offsets	Regulatory net
CHF million	credit exposure	and adjustments[1]	credit exposure

Cash and balances with central banks	35,380	(30)	35,350	1%	400

Due from banks	27,550	(2,669)	24,881	22%	5,401

Loans	271,604	(13,067)	258,537	21%	54,762

Financial assets designated at fair value	11,233	(6,176)	5,057	26%	1,314

Off-balance sheet[3]	44,021	(531)	43,490	25%	11,011

Banking products	389,788	(22,472)	367,316	20%	72,888

Derivatives	118,594		118,594	42%	49,781

Securities financing	61,620		61,620	12%	7,330

Traded products	180,214		180,214	32%	57,111

Trading portfolio assets	25,316	(74)	25,242	33%	8,380

Financial investments available-for-sale[4]	3,015		3,015	10%	311

Accrued income and prepaid expenses	6,079	(221)	5,858	87%	5,120

Other assets	7,187	(13)	7,174	96%	6,882

Other products	41,596	(307)	41,289	50%	20,693

Total 30.6.09	611,598	(22,779)	588,819	26%	150,691

Total 31.12.08	715,064	(33,116)	681,947	31%	208,459

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.  2 The calculation of risk-weighted assets is based on the various credit risk parameters of the Advanced Internal Ratings Based (Advanced IRB) approach and the Standardized approach respectively.  3 Includes contingent claims and undrawn irrevocable credit facilities.  4 Financial investments available-for-sale exclude equity positions.

Regulatory gross credit exposure

Regulatory gross credit exposure by geographical region
This table provides a breakdown of UBS’s credit risk portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The geographical breakdown below is based on the legal domicile of the customer.

							Total	Total regulatory
		Other	North	Latin		Africa /	regulatory gross	net credit
CHF million	Switzerland	Europe	America[1]	America	Asia / Pacific	Middle East	credit exposure	exposure

Cash and balances with central banks	17,926	14,448	145	13	2,848	0	35,380	35,350

Due from banks	370	15,373	5,992	82	5,470	263	27,550	24,881

Loans	160,508	26,012	63,663	4,535	13,660	3,225	271,604	258,537

Financial assets designated at fair value	51	2,075	8,789	42	252	25	11,233	5,057

Off-balance sheet	6,584	9,328	25,360	668	1,734	347	44,021	43,490

Banking products	185,439	67,236	103,948	5,340	23,965	3,860	389,788	367,316

Derivatives	7,160	48,335	50,850	737	9,957	1,554	118,594	118,594

Securities financing	6,505	20,801	20,644	104	13,255	311	61,620	61,620

Traded products	13,665	69,136	71,494	841	23,212	1,865	180,214	180,214

Trading portfolio assets	2,172	14,442	6,834	634	1,108	126	25,316	25,242

Financial investments available-for-sale [2]	28	2,310	472	3	2	199	3,015	3,015

Accrued income and prepaid expenses	443	1,016	4,321	66	206	27	6,079	5,858

Other assets	3,605	1,444	1,504	259	368	7	7,187	7,174

Other products	6,248	19,212	13,131	963	1,684	358	41,596	41,289

Total regulatory gross credit exposure 30.6.09	205,352	155,584	188,573	7,144	48,861	6,083	611,598	588,819

Total regulatory gross credit exposure 31.12.08	208,777	184,294	257,654	8,887	48,037	7,415	715,064	681,947

1 North America includes the Caribbean.  2 Financial investments available-for-sale exclude equity positions.

Regulatory gross credit exposure by counterparty type
This table provides a breakdown of UBS’s credit risk portfolio by major types of credit exposure according to classes of financial instruments and also by counterparty type. Note that the classification of counterparty type is based on UBS’s internal classifications and not the Basel II defined exposure segments used in certain other tables in this section.

			Public entities	Banks and	Total	Total regulatory
	Private		(including sovereigns	multilateral	regulatory gross	net credit
CHF million	individuals	Corporates[1]	and central banks)	institutions	credit exposure	exposure

Cash and balances with central banks			35,263	117	35,380	35,350

Due from banks			205	27,345	27,550	24,881

Loans	154,373	109,546	7,685		271,604	258,537

Financial assets designated at fair value		6,286	42	4,904	11,233	5,057

Off-balance sheet	3,145	38,604	865	1,406	44,021	43,490

Banking products	157,518	154,438	44,061	33,773	389,788	367,316

Derivatives	546	64,335	20,438	33,275	118,594	118,594

Securities financing	112	31,269	17,678	12,562	61,620	61,620

Traded products	658	95,604	38,116	45,836	180,214	180,214

Trading portfolio assets		10,190	14,362	764	25,316	25,242

Financial investments available-for-sale[2]	4	267	2,638	106	3,015	3,015

Accrued income and prepaid expenses	4,368	1,403	30	278	6,079	5,858

Other assets	1,490	4,724	157	816	7,187	7,174

Other products	5,862	16,584	17,187	1,963	41,596	41,289

Total regulatory gross credit exposure 30.6.09	164,038	266,624	99,363	81,572	611,598	588,819

Total regulatory gross credit exposure 31.12.08	165,016	344,012	89,627	116,408	715,064	681,947

1 Includes corporates and non-bank financial institutions.  2 Financial investments available-for-sale exclude equity positions.

Risk exposures
Credit risk

Regulatory gross credit exposure by residual contractual maturity
This table provides a breakdown of UBS’s portfolio by major types of credit exposure according to classes of financial instruments and also by maturity. The breakdown below is based on residual contractual tenor.

					Total	Total
	Due in	Due over	Due over		regulatory gross	regulatory net
CHF million	1 year or less	1 to 5 years	5 years	Other[1]	credit exposure	credit exposure

Cash and balances with central banks				35,380	35,380	35,350

Due from banks	3,431	278	140	23,701	27,550	24,881

Loans	104,880	79,520	43,871	43,332	271,604	258,537

Financial assets designated at fair value	2,616	6,611	1,429	577	11,233	5,057

Off-balance sheet	10,600	31,230	1,321	870	44,021	43,490

Banking products	121,528	117,638	46,761	103,860	389,788	367,316

Derivatives	38,575	31,087	48,931	1	118,594	118,594

Securities financing	18,696	80	119	42,725	61,620	61,620

Traded products	57,271	31,167	49,050	42,726	180,214	180,214

Trading portfolio assets	19,460	3,371	2,271	214	25,316	25,242

Financial investments available-for-sale[2]	2,617	17	378	3	3,015	3,015

Accrued income and prepaid expenses				6,079	6,079	5,858

Other assets				7,187	7,187	7,174

Other products	22,077	3,387	2,650	13,482	41,596	41,289

Total regulatory gross credit exposure 30.6.09	200,876	152,193	98,461	160,068	611,598	588,819

Total regulatory gross credit exposure 31.12.08	247,904	171,558	125,600	170,001	715,064	681,947

1 Includes positions without an agreed residual contractual maturity, for example loans without a fixed term, on which notice of termination has not been given.  2 Financial investments available-for-sale exclude equity positions.

Regulatory gross credit exposure segment covered by guarantees and credit derivatives
This table provides a breakdown of collateral information, showing exposures covered by guarantees and those covered by credit derivatives, according to Basel II defined exposure segments.

	Exposure covered	Exposure covered
CHF million	by guarantees[1]	by credit derivatives

Exposure segment

Corporates	3,668	27,832

Sovereigns	147	167

Banks	476	133

Residential mortgages	13	0

Other retail	737	0

Total regulatory gross credit exposure 30.6.09	5,040	28,131

Total regulatory gross credit exposure 31.12.08	4,302	28,368

1 Includes guarantees and standby letters of credit provided by third parties, mainly banks.

Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the Advanced IRB approach and the Standardized approach. The table also provides a breakdown according to Basel II defined exposure segments.

	Advanced IRB	Standardized	Total	Total
CHF million	approach	approach	30.6.09	31.12.08

Total regulatory gross credit exposure	532,736	78,862	611,598	715,064

Less: regulatory credit risk offsets and adjustments[1]	(16,787)	(5,992)	(22,779)	(33,116)

Total regulatory net credit exposure	515,949	72,870	588,819

Total 31.12.08	592,107	89,841		681,947

Breakdown of regulatory net credit exposure by exposure segment

Corporates	165,800	35,072	200,872	286,321

Sovereigns	59,073	26,749	85,822	70,089

Banks	112,354	6,549	118,903	142,473

Residential mortgages	117,245	1,463	118,708	118,540

Other retail	61,477	3,037	64,514	64,525

Total regulatory net credit exposure	515,949	72,870	588,819

Total 31.12.08	592,107	89,841		681,947

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.

Risk exposures
Credit risk

Advanced IRB approach

Advanced IRB approach: regulatory net credit exposure by UBS-internal rating
This table provides a breakdown of the regulatory net credit exposure of UBS’s credit portfolio using the Advanced IRB approach according to UBS-internal rating classes.

	UBS-internal rating
							Total regulatory net
	Investment grade			Sub-investment grade		Defaulted[1]	credit exposure
CHF million, unless otherwise stated	0/1	2/3	4/5	6-8	9-13		30.6.09	31.12.08

Regulatory net credit exposure- weighted average (probability of default)	0.004%	0.060%	0.268%	0.990%	5.177%		0.485%	0.484%

Exposure segment

Corporates	4,384	66,314	37,740	37,607	14,211	5,544	165,800	237,704

Sovereigns	36,723	21,861	427	25	30	8	59,073	45,270

Banks	4,880	84,462	21,029	1,434	379	169	112,354	130,493

Residential mortgages	2	5,447	52,137	52,956	5,894	809	117,245	116,539

Other retail		51,988	4,150	4,375	745	219	61,477	62,101

Total 30.6.09	45,990	230,071	115,483	96,397	21,259	6,749	515,949

Total 31.12.08	61,691	261,108	134,083	102,651	24,929	7,644		592,107

1 Values of defaulted derivative contracts are based on replacement values, including “add-ons” used in the calculation of regulatory capital.

Advanced IRB approach: exposure-weighted average loss given default (LGD) by UBS-internal rating
This table provides a breakdown of the net exposure-weighted average loss given default (LGD) for UBS’s credit portfolio exposures calculated using the Advanced IRB approach, according to UBS-internal rating classes.

	UBS-internal rating
						Regulatory net credit exposure-weighted
	Investment grade			Sub-investment grade		average LGD (%)
	0/1	2/3	4/5	6-8	9-13	30.6.09	31.12.08

Regulatory net credit exposure-weighted average LGD (%)

Corporates	33	37	35	33	27	36	35

Sovereigns	38	47	74	36	18	41	37

Banks	34	29	34	41	47	31	26

Residential mortgages	10	10	10	10	10	10	11

Other retail		20	20	18	20	20	16

Average 30.6.09	37	31	23	20	22	27

Average 31.12.08	25	28	26	21	26		26

Advanced IRB approach: exposure-weighted average risk weight by UBS-internal rating
This table provides a breakdown of the net exposure-weighted average risk weight for UBS’s credit portfolio exposures calculated using the Advanced IRB approach according to UBS-internal rating classes.

	UBS-internal rating
						Regulatory net credit exposure-weighted
	Investment grade			Sub-investment grade		average risk weight (%)
	0/1	2/3	4/5	6-8	9-13	30.6.09	31.12.08

Regulatory net credit exposure-weighted average risk weight (%)

Corporates	13	17	34	64	79	40	39

Sovereigns	1	18	46	64	60	8	19

Banks	14	12	28	78	157	17	17

Residential mortgages	1	2	5	12	27	10	10

Other retail		3	11	22	30	6	8

Average 30.6.09	4	12	19	34	64	20

Average 31.12.08	8	13	28	35	87		24

Standardized approach

Regulatory gross and net credit exposure by risk weight under the Standardized approach
This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for UBS’s credit portfolio exposures treated under the Standardized approach in which the risk weights are based on regulatory values or external ratings, according to Basel II defined exposure segments.

	Risk weighting					Total exposure
CHF million	0%	> 0-35%	36-75%	76-100%	150%	30.6.09	31.12.08

Regulatory gross credit exposure

Corporates		7,081	1,078	29,183	2,264	39,606	53,651

Sovereigns	25,991		203	688		26,882	24,885

Banks		4,780	3,029	44		7,853	13,654

Residential mortgages			818	645		1,463	2,065

Other retail			3,030		27	3,058	2,476

Total 30.6.09	25,991	11,861	8,159	30,560	2,291	78,862

Total 31.12.08	23,884	14,773	8,732	47,731	1,612		96,731

Regulatory net credit exposure[1]

Corporates		7,081	1,078	24,649	2,264	35,072	48,618

Sovereigns	25,917		203	628		26,749	24,818

Banks		4,581	1,924	44		6,549	11,979

Residential mortgages			818	645		1,463	2,001

Other retail			3,009		27	3,037	2,424

Total 30.6.09	25,918	11,662	7,032	25,966	2,291	72,870

Total 31.12.08	23,884	14,165	7,550	42,630	1,611		89,841

1 For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Eligible financial collateral recognized under Standardized approach

This table provides a breakdown of the financial collateral which is eligible for recognition in the regulatory capital calculation under the Standardized approach, according to Basel II defined exposure segments.

	30.6.09		31.12.08
	Regulatory net credit	Eligible financial	Regulatory net credit	Eligible financial
	exposure under	collateral recognized	exposure under	collateral recognized
CHF million	Standardized approach	in capital calculation[1]	Standardized approach	in capital calculation[1]

Exposure segment

Corporates	35,072	7,554	48,618	8,911

Sovereigns	26,749	1,165	24,818	1,148

Banks	6,549	5,759	11,979	5,942

Residential mortgages	1,463	0	2,001	64

Other retail	3,037	21	2,424	648

Total	72,870	14,499	89,841	16,713

1 The eligible financial collateral reflects the impact of the application of regulatory haircuts. For traded products it is the difference between the IFRS reported values and the regulatory net credit exposure.

Risk exposures
Credit risk

Impairment, default and credit loss

Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions, derivative contracts and certain assets and securities that were reclassified from “Held for trading” to “Loans and receivables” in fourth quarter 2008 and first quarter 2009.

Methodology for designation of a reclassified security as an “impaired loan”

UBS periodically revises its estimated cash flows associated with the portfolio of reclassified securities backed by multiple assets. Adverse revisions in cash flow estimates are recognized in profit or loss as credit loss expenses. Increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the effective interest rate on the loan from the date of the change.
Effective 1 April 2009, UBS implemented a threshold for designating a reclassified security as an “impaired loan”. Under this policy, a reclassified security is considered impaired if the carrying value at balance sheet date is on a cumulative basis 5% or more below the carrying value at reclassification date adjusted for redemptions. Refer to the “Risk management and control” section of UBS’s second quarter 2009 financial report for more information on this policy. In order to provide comparability, UBS has restated its impaired lending portfolio as at 31 December 2008 to CHF 13.9 billion from CHF 15.7 billion.

Impaired assets by geographical region

This table provides a breakdown of credit exposures arising from impaired assets and allowances / provisions by geographical region, based on the legal domicile of the customer.

				Exposure net of		Total	Total allowances,
			Specific	specific		allowances,	provisions and
			allowances,	allowances,		provisions	specific credit
			provisions and	provisions and	Collective	and specific	valuation
	Regulatory gross		credit valuation	credit valuation	allowances and	credit valuation	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	adjustments	provisions	adjustments	31.12.08

Switzerland	205,352	1,387	(856)	530	(41)	(897)	(873)

Other Europe	155,584	2,697	(1,416)	1,281		(1,416)	(1,138)

North America[2]	188,573	8,708	(4,883)	3,825		(4,883)	(4,808)

Latin America	7,144	143	(66)	76		(66)	(56)

Asia / Pacific	48,861	1,357	(731)	626		(731)	(361)

Africa / Middle East	6,083	86	(34)	53		(34)	(41)

Total 30.6.09	611,598	14,378	(7,986)	6,391	(41)	(8,027)

Total 31.12.08	715,064	13,947	(7,252)	6,695	(23)		(7,275)

1 Values of defaulted derivative contracts (CHF 5,710 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2 North America includes the Caribbean.

Impaired assets by exposure segment

This table provides a breakdown of credit exposures arising from impaired assets and allowances / provisions according to Basel II defined exposure segments.

					Total		Total allowances,
			Specific		allowances,		provisions and
			allowances,		provisions		specific credit
			provisions and	Collective	and specific		valuation
	Regulatory gross	of which:	credit valuation	allowances and	credit valuation		adjustments
CHF million	credit exposure	impaired assets[1]	adjustments	provisions[2]	adjustments[2]	Write-offs[3]	31.12.08

Corporates	244,390	13,325	(7,503)		(7,503)	(742)	(6,777)

Sovereigns	87,490	14	(10)		(10)	(2)	(12)

Banks	96,258	68	(51)		(51)	(1)	(20)

Residential mortgages	118,804	338	(100)		(100)		(103)

Other retail	64,656	633	(322)		(322)	(24)	(340)

Not allocated segment[4]				(41)	(41)		(23)

Total 30.6.09	611,598	14,378	(7,986)	(41)	(8,027)	(769)

Total 31.12.08	715,064	13,947	(7,252)	(23)	(7,275)	(868)	(7,275)

1 Values of defaulted derivative contracts (CHF 5,710 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2 Collective credit valuation adjustments of CHF 5.1 billion are partially included in the upper tier 2 capital and therefore not included in this table.  3 The write-offs refer to those recorded during the period from 1 January 2009 to 30 June 2009.  4 Collective loan loss allowances & provisions are not allocated to individual counterparties and thus also not to exposure segments.

Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for derivatives.

	Specific
	allowances
	and provisions		Total specific
	for banking	Specific credit	allowances,
	products and	valuation	provisions and	Collective	For the	For the
	securities	adjustments for	credit valuation	allowances and	six months	twelve months
CHF million	financing	derivatives	adjustments	provisions[1]	ended 30.6.09	ended 31.12.08
Opening balance as at 1.1.09	3,047	4,205	7,252	23	7,275	Opening balance as at 1.1.08 1,981

Write-offs	(769)		(769)		(769)	(868)

Recoveries
(on written-off positions)	25		25		25	44

Increase / (decrease) in credit loss allowances, provisions and specific credit valuation adjustments[2]	1,505	(19)	1,486	18	1,504	7,545

Foreign currency translations and other adjustments	106	(114)	(8)		(8)	(867)

Transfers						(561)

Closing balance as at 30.6.09	3,913	4,072	7,986	41	8,027	Closing balance as at 31.12.08 7,275

1 Collective credit valuation adjustments of CHF 5.1 billion are partially included in the upper tier 2 capital and therefore not included in this table.   2 Total credit risk loss (credit loss expense and changes in specific credit valuation adjustments).

Other credit risk tables

Total credit loss

This table provides a breakdown of the credit loss amount charged against UBS’s income statement in the last two quarters according to Basel II defined exposure segments of the Advanced IRB approach.

	For the six months			For the twelve months
CHF million	ended 30.6.09			ended 31.12.08
		Specific credit valuation adjustments
	Credit loss expense	for defaulted derivatives	Total credit loss	Total credit loss

Corporates[1]	1,446	(19)	1,427	6,681

Sovereigns	(1)		(1)

Banks	31		31	547

Residential mortgages	(2)		(2)	(1)

Retail, other	34		34	342

Not specified[2]	15		15	(24)

Total	1,523	(19)	1,504	7,545

1 Includes credit losses from reclassified securities, which amounted to CHF 326 million.  2 Includes changes in collective loan loss allowances and provisions.

Risk exposures
Credit risk

Credit exposure of derivative instruments

This table provides an overview of UBS’s credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods and the netting and collateral deductions used for accounting and regulatory capital purposes. Specifically, net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using UBS-internal credit valuation models.

CHF million	30.6.09	31.12.08

Gross positive replacement values	505,395	860,943

Netting benefits recognized[1]	(407,178)	(651,756)

Collateral held	(48,870)	(51,765)

Net current credit exposure	49,347	157,422

Regulatory net credit exposure (total counterparty credit risk)[2]	118,571	190,047

of which treated with internal models (effective expected positive exposure (EPE))[2]	101,782	164,707

of which treated with supervisory approaches (current exposure method)[2]	16,789	25,340

Breakdown of collateral held

Cash collateral	45,518	46,967

Securities collateral and debt instruments collateral (excluding equity)	3,169	4,246

Equity instruments collateral	101	121

Other collateral	82	430

Total collateral held	48,870	51,765

1 Based on Swiss Financial Market Supervisory Authority (FINMA) netting rules and the capital adequacy scope of consolidation. Reflects the impact of legally enforceable netting agreements (including cash collateral) with the same counterparty.  2 Derivatives exposure is defined as regulatory net credit risk exposure.

Credit derivatives

This table provides an overview of UBS’s credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to risk manage UBS’s credit portfolio (banking book for regulatory purposes) and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
	Protection	Protection		Protection	Protection
Notional amounts, CHF million	bought	sold	Total	bought	sold	Total	30.6.09	31.12.08

Credit default swaps[1]	23,694	605	24,299	1,578,905	1,409,953	2,988,857	3,013,156	3,617,457

Total return swaps		61	61	38,580	5,338	43,918	43,979	24,044

Total 30.6.09	23,694	666	24,360	1,617,485	1,415,291	3,032,776	3,057,136

Total 31.12.08	26,297	2,196	28,492	2,135,468	1,477,542	3,613,009		3,641,502

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or current exposure method) is taken.

Risk exposures
Equity exposures outside trading book

Equity exposures outside trading book

Equity exposures for banking book positions

This table provides an overview of UBS’s equity investments held in the banking book for regulatory capital purposes. The calculation of equity investment exposures for financial accounting under IFRS differs from that required for regulatory capital purposes. The table illustrates these two measures of exposure as well as the key differences between them.

The IFRS view differs from the regulatory capital view primarily due to: (i) differences in the basis of valuation – IFRS is based on “fair value accounting” whereas the “lower of cost or market value” (LOCOM) and “cost less impairment” methods are used for regulatory capital purposes; (ii) positions that may be subject to a different designation for regulatory capital purposes; and (iii) differences in the scope of consolidation for IFRS, for example, special purpose entities consolidated for IFRS but not for regulatory capital purposes.
Realized and unrealized gains and losses are also disclosed in the table below. Unrealized gains and losses of equity investments available-for-sale were included in the amount recognized on the balance sheet. The carrying value of equity investments available-for-sale and equity investments designated at fair value through profit or loss equals their fair value. Fair values and share prices for publicly quoted equity investments are not materially different.

	Book value
CHF million	30.6.09	31.12.08

Equity investments

Financial investments available-for-sale	1,829	1,681

Financial assets designated at fair value	849	1,079

Investments in associates	877	892

Total equity investments under IFRS	3,555	3,653

Realized gains and (losses), net	45	815

Unrealized gains and (losses), net	477	421

Consolidation scope adjustment	(48)	(80)

Other positions designated equity exposures under BIS	876	405

Total equity exposure under BIS	4,383	3,978

of which to be risk weighted[1]

publicly traded	1,520	829

privately held	1,637	2,275

of which deducted from equity	1,226	874

Capital requirement according to simple risk weight method	517	612

Total capital charge	1,743	1,486

Unrealized gains included in tier 2	65	69

1  The split between the “publicly traded” and “privately held” exposures on 31 December 2008 has been adjusted to conform with the presentation applied for 30 June 2009. The total exposure on 31 December 2008 was not affected by this change.

Risk-weighted assets (RWA) attributable to equity exposures outside trading book were CHF 6,465 million as of 30 June 2009, compared with CHF 7,646 million as of 31 December 2008.

Risk exposures
Market risk

Market risk

Risk-weighted assets (RWA) attributable to market risk were CHF 22,327 million as of 30 June 2009, compared with CHF 27,614 million as of 31 December 2008. The market risk regulatory capital requirement is 8% of the respective RWA. Market risk regulatory capital and RWA are derived from UBS’s VaR model and subject to regulatory determined multipliers.

Value at Risk

UBS: Value at Risk (10-day, 99% confidence, five years of historical data)
	For the six months ended 30.6.09						For the year ended 31.12.08
CHF million	Min.		Max.		Average	30.6.09	Min.		Max.		Average	31.12.08

Business divisions

Investment Bank	209		541		391	245	240		601		374	485

Wealth Management & Swiss Bank[1]	0		1		0	0

Wealth Management Americas[1]	15		24		18	21	1		17		4	16

Global Asset Management	0		7		2	2	1		7		2	6

Corporate Center	3		67		17	10	3		93		26	10

Diversification effect		[2]		[2]	(42)	(41)		[2]		[2]	(34)	(25)

Total regulatory VaR	206		545		386	238	246		609		373	492

Diversification effect (%)					(10)	(15)					(8)	(5)

Management VaR[3]	188		473		299	193	246		521		320	459

1  Split of former Global Wealth Management & Business Banking into Wealth Management & Swiss Bank and Wealth Management Americas not available for 2008, therefore all 2008 Global Wealth Management & Business Banking figures shown under Wealth Management Americas. 2  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. 3  Includes all positions subject to internal management VaR limits.

Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data)
	For the six months ended 30.6.09						For the year ended 31.12.08
CHF million	Min.		Max.		Average	30.6.09	Min.		Max.		Average	31.12.08

Risk type

Equities	55		115		79	57	82		185		131	117

Interest rates (including credit spreads)	226		552		393	284	217		659		397	544

Foreign exchange	18		55		29	22	12		58		28	30

Energy, metals and commodities	14		25		18	16	14		60		30	22

Diversification effect		[1]		[1]	(128)	(134)		[1]		[1]	(212)	(229)

Total regulatory VaR	209		541		391	245	240		601		374	485

Diversification effect (%)					(25)	(35)					(36)	(32)

Management VaR[2]	183		454		301	183	239		499		316	424

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. 2  Includes all positions subject to internal management VaR limits.

UBS: Value at Risk (1-day, 99% confidence, five years of historical data)[1]
		For the six months ended 30.6.09				For the year ended 31.12.08
CHF million		Min.	Max.	Average	30.6.09	Min.	Max.	Average	31.12.08

Investment Bank	Regulatory VaR[2]	80	167	124	86	96	210	132	162

	Management VaR[3]	70	159	100	72	101	171	125	160

UBS	Regulatory VaR[2]	79	170	125	87	97	207	133	163

	Management VaR[3]	71	166	102	71	101	169	125	159

1  10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. 2  Backtesting is based on regulatory VaR. 3  Includes all positions subject to internal management VaR limits.

Backtesting

UBS experienced four backtesting exceptions in the first half of 2009. Backtesting is based on regulatory VaR.

Investment Bank: backtesting revenues1 distribution

Investment Bank: analysis of negative backtesting revenues1

Risk exposures
Operational risk

Operational risk

Risk-weighted assets (RWA) attributable to operational risk were CHF 45,989 million as of 30 June 2009, compared with CHF 44,685 million as of 31 December 2008. RWA for operational risk purposes considers both historical losses and forward-looking scenarios. The increase in RWA was primarily attributable to the recognition within the historical loss component of the settlement agreements with the US Department of Justice and the US Securities and Exchange Commission related to UBS’s US cross-border business and announced in February 2009. The operational risk regulatory capital requirement is 8% of the respective RWA.

Risk exposures
Securitization

Securitization

Securitization activity

This table shows exposures that have been securitized by UBS via traditional securitization. It also shows any gains or losses recognized on sales into these traditional securitization structures for regulatory capital purposes. The exposure values disclosed are based on the transaction date and were accounted for at fair value pre-securitization (the resulting gain or loss is not significant). UBS retained securitization tranches for all traditional securitizations made in 2008.

CHF million	Amount of exposures securitized		Recognized gain or loss on sale
	For the six months	For the twelve months	For the six months	For the twelve months
For the six months ended	ended 30.6.09	ended 31.12.08	ended 30.6.09	ended 31.12.08

Residential mortgages	0	577	0	(13)

Commercial mortgages	0	964	0	13

Other	0	0	0	0

Total	0	1,541	0	0

In addition, no synthetic securitizations occurred during 2008 nor the first half of 2009.

Total outstanding exposures securitized – synthetic securitizations

This table provides a breakdown of the inventory of the total outstanding exposures that were securitized by UBS via synthetic securitizations as part of its global reference linked note program. Historically, UBS retained securitization tranches from its synthetic securitizations. The exposure values disclosed are calculated on the basis of their regulatory exposure value.

	Amount of exposures securitized
CHF million	30.6.09	31.12.08

Residential mortgages	301	433

Commercial mortgages	205	596

Other[1]	4,736	9,657

Total	5,242	10,686

1 Includes multi-asset securitization structures which reference residential mortgages, commercial mortgages, credit card receivables, corporate debt and other asset backed securities.

Amount of impaired / past due assets securitized – synthetic securitizations

This table provides a breakdown of the inventory of outstanding impaired or past due exposures that have been securitized by UBS via synthetic securitization. The exposure values are based on the amounts referenced in the transaction and are included in the disclosure below once a credit event has occurred.

	Amount of exposures past due / impaired
CHF million	30.6.09	31.12.08

Residential mortgages	0	22

Commercial mortgages	0	0

Other	70	190

Total	70	212

Risk exposures
Securitization

Losses recognized on originated transactions

This table provides a breakdown of losses recognized by UBS on securitization tranches purchased or retained that result from a securitization originated by UBS, after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument for the retained or repurchased tranche. UBS partially reports such exposures on a fair value and partially on a cost less impairment basis.

CHF million	Amounts of losses recognized
	For the six months	For the twelve months
	ended 30.6.09	ended 31.12.08

Residential mortgages	1	789

Commercial mortgages	4	153

Other	40	291

Total	45	1,233

Securitization exposures retained or purchased

This table provides a breakdown of securitization exposures purchased or retained by UBS, irrespective of its role in the securitization transaction. The exposure values disclosed are calculated on the basis of their regulatory exposure value.

Exposure type	Exposure amount
CHF million	30.6.09	31.12.08

Residential mortgages	304	592

Commercial mortgages	380	583

Other[1]	36,186	33,960

Total	36,870	35,135

1 Includes auction rate securities positions and purchase commitments to clients. Also includes multi-asset securitization structures which reference residential mortgages, commercial mortgages, credit card receivables, corporate debt and other asset backed securities.

Capital charge for securitization exposures retained or purchased

This table provides a breakdown of securitization exposures purchased or retained by UBS, irrespective of its role in the securitization transaction, as well as a breakdown of the related capital requirement.

	Exposure amount		Capital charge
CHF million	30.6.09	31.12.08	30.6.09	31.12.08

over 0–20%	31,345	32,576	409	332

over 20–35%	1,848	464	52	13

over 35–50%	1,084	253	34	11

over 50–75%	62	321	4	19

over 75–100%	861	1,181	73	100

over 100–150%	–	–	–	–

over 150–250%	126	24	27	5

over 250–300%	–	–	–	–

over 300–350%	–	–	–	–

over 350–375%	–	–	–	–

over 375–400%	–	–	–	–

over 400–625%	178	10	64	4

over 625–1250%	938	–	516	13

deducted from capital	428	306	428	306

Total	36,870	35,135	1,607	803

Risk-weighted assets (RWA) for securitization exposures were CHF 14,736 million as of 30 June 2009, compared with CHF 6,202 million as of 31 December 2008. This change is mainly due to ratings downgrades of positions. The market risk regulatory capital requirement is 8% of the respective RWA.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; CH-4002 Basel, P.O. Box, Switzerland; www.ubs.com | Language: English

© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: August 21, 2009